As filed with the U.S. Securities and Exchange Commission on March 17, 2025

Registration No. 333-277063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW HORIZON AIRCRAFT LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	3721	98-1786743
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3187 Highway 35

Lindsay, Ontario, K9V 4R1

Tel: (613) 866-1935

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brandon Robinson
Chief Executive Officer

7219 Eventrail Drive

Powell, OH, 43065

Tel: (613) 866-1935

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

E. Peter Strand Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave NW, Suite 900 Washington, DC 20001 Telephone: (202) 689-2800

Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-277063)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 2 to the Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to Form S-1 (the “Amendment”) to the Registration Statement on Form S-1 of New Horizon Aircraft Ltd. (No. 333-277063) (as amended, the “Registration Statement”), is being filed as an exhibit-only filing solely to file (i) a consent of MNP LLP with respect to its report dated August 15, 2024, related to the consolidated financial statements of New Horizon Aircraft Ltd. contained in Amendment No. 1 the Annual Report on Form 10-K/A of New Horizon Aircraft Ltd. for the year ended May 31, 2024 (the “Form 10-K/A”) and included in the Prospectus Supplement No. 3 dated March 17, 2025 filed pursuant to Rule 424(b)(3) (the “Prospectus Supplement No. 3”), filed herewith as Exhibit 23.1 (the “MNP Consent”) and (ii) a consent of Fruci & Associates II, PLLC with respect to its report dated September 12, 2023 (except as to the reclassification of deferred development costs, to which the date is April 19, 2024), related to the financial statements of Robinson Aircraft, ULC contained in the Form 10-K/A and included in the Prospectus Supplement No. 3, filed herewith as Exhibit 23.2 (the “Fruci Consent” and, together with the MNP Consent, the “Consents”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consents. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
23.1*	Consent of MNP LLP, independent registered public accounting firm
23.2*	Consent of Fruci & Associates II, PLLC, independent registered public accounting firm

*	Filed herewith

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Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Canada on March 17, 2025.

NEW HORIZON AIRCRAFT LTD.

By:	/s/ E. Brandon Robinson
Name:	E. Brandon Robinson
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 17th of March, 2025.

Signature	Title

/s/ E. Brandon Robinson	Chief Executive Officer and Director
E. Brandon Robinson	(Principal Executive Officer)

/s/ Brian Merker	Chief Financial Officer
Brian Merker	(Principal Financial and Accounting Officer)

*	Chief Operating Officer and Director
Jason O’Neill

*	Director
Trisha Nomura

*	Director
John Maris

*	Director
John Pinsent

*	Signed by Brandon Robinson pursuant to the power of attorney signed by each individual and previously filed with the initial filing of the registration statement on February 14, 2024.

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of New Horizon Aircraft, Ltd., has signed this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on March 17, 2025.

Authorized United States Representative

/s/ E. Brandon Robinson
Name:	E. Brandon Robinson
Title:	Chief Executive Officer

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